UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Primal Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

19732 MacArthur Boulevard, Suite 100
Address of Principal Executive Office (Street and Number)

Irvine, CA 92612
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In October 2008, Primal Solutions, Inc. (the "Company") was informed by its largest customer, Time Warner Cable Information Services (Maine) LLC ("Time Warner"), that Time Warner intends to reduce to zero the number of subscribers under its existing agreement, as amended (the "Master Agreement") with the Company.  Total revenues from Time Warner under the Master Agreement represented 66% of the Company's total revenues for the fiscal year ended December 31, 2007 and 73% of the Company's total revenues for the nine months ended September 30, 2008.

The Company requires additional time to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 as management's time has been diverted with ongoing discussions with Time Warner concerning the details of Time Warner's plans, as well as the extent and duration of transition services that may be provided by the Company to Time Warner.  Additionally, the accounting staff’s efforts have been centered around the impact of the loss of Time Warner as a customer to the Company's ongoing financial condition as well as the impact to the financial position as of the quarter-end.

As a result, the financial statements for the quarter ended September 30, 2008 have not been finalized and accordingly, our independent registered public accountant has not finished its review of such financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Joseph R. Simrell	949	260-1500
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the unaudited draft financial information presented herein has not been finalized and is subject to change.  As such, readers are cautioned not to place undue reliance on this financial information.

For the three and nine months ended September 30, 2008, the Company recognized net income of $421,000 and $1.3 million, respectively, compared to a net loss of $46,000 and $274,000, respectively, for the same periods in 2007.  Total revenues for the quarter ended September 30, 2008 increased by approximately $139,000 and operating expenses decreased by approximately $139,000 when compared to the same period in 2007.  For the nine months ended September 30, 2008, total revenues increased by approximately $57,000 and operating expenses decreased by approximately $165,000 compared to the nine months ended September 30, 2007.  The increase in revenue resulted from the increase in recurring subscription fees as the subscriber base of our customers increased during 2008.  Overall operating expenses decreased for the three and nine months ended September 30, 2008 due to the drop in labor-related expenses from 2007.  Additionally, during the first half of 2008, the Company settled two outstanding debt obligations, resulting in a $1.1 million gain and overall lower interest expense in 2008 related to these debt obligations.  The amortization charges related to the private placements transacted in 2006 ended on March 31, 2008 and contributied to the overall decrease in net interest expense of $189,000 and $228,000, respectively, for the three and nine months ended September 30, 2008 as compared to the same period in the prior year.

As discussed above in Part III, in October 2008, the Company was informed by Time Warner, our largest customer, of its intention to reduce to zero the number of subscribers under the Master Agreement with the Company.  Total revenues from Time Warner under the Master Agreement represented 66% of the Company's total revenues for the fiscal year ended December 31, 2007 and 73% of the Company's total revenues for the nine months ended September 30, 2008.

Primal Solutions, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	November 17, 2008	By	/s/ Joseph R. Simrell
Joseph R. Simrell, Chief Executive Officer, President, and “Acting” Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).